UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

Paramount Global

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

92556H107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92556H107	Schedule 13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS SPV-NAIEH LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 4,985,164
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 4,985,164

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,985,164
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The calculation of the foregoing percentage is based on a total of 40,702,875 shares of Class A Common Stock outstanding as of October 31, 2023 based on information provided by the Issuer.

CUSIP No. 92556H107	Schedule 13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS NAI Entertainment Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 9,654,787
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 9,654,787

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,654,787
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(2) The calculation of the foregoing percentage is based on a total of 40,702,875 shares of Class A Common Stock (as defined below) outstanding as of October 31, 2023 based on information provided by the Issuer (as defined below).

CUSIP No. 92556H107	Schedule 13G	Page 4 of 8

1.	NAMES OF REPORTING PERSONS National Amusements, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 31,500,087 *
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 31,500,087 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,500,087 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.4% (3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

* Includes shares owned by NAI Entertainment Holdings LLC and SPV-NAIEH LLC.

(3) The calculation of the foregoing percentage is based on a total of 40,702,875 shares of Class A Common Stock outstanding as of October 31, 2023 based on information provided by the Issuer.

CUSIP No. 92556H107	Schedule 13G	Page 5 of 8

1.	NAMES OF REPORTING PERSONS Sumner M. Redstone National Amusements Part B General Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 31,500,087 *
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 31,500,087 *

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,500,087 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.4% (4)
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Includes shares owned by SPV-NAIEH LLC, NAI Entertainment Holdings LLC and shares owned by National Amusements, Inc.

(4) The calculation of the foregoing percentage is based on a total of 40,702,875 shares of Class A Common Stock outstanding as of October 31, 2023 based on information provided by the Issuer.

CUSIP No. 92556H107	Schedule 13G	Page 6 of 8

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Paramount Global (the “Issuer”) is hereby amended as follows:

Item 2.

Item 2 is hereby amended and restated in its entirety as follows:

(a) Name of person filing: This Statement is being jointly filed by SPV-NAIEH LLC (“SPV”), National Amusements, Inc. (“NAI”), NAI Entertainment Holdings LLC (“NAI EH”), and Sumner M. Redstone National Amusements Part B General Trust (“General Trust”). SPV is a wholly-owned direct subsidiary of NAI EH, which is a wholly-owned direct subsidiary of NAI. NAI is controlled by the General Trust, which owns 80% of the voting interest of NAI. NA Administration, LLC is the corporate Trustee of the General Trust and acts by majority vote of seven voting directors (subject to certain exceptions), including with respect to the NAI shares held by the General Trust.

(b) Address of principal business office: The principal business address of SPV, NAI, and NAI EH, is 846 University Avenue, Norwood, MA 02062. The principal business address of the General Trust is 275 Veronica Lane, Suite 300, Jackson, WY 83002.

(c) Citizenship: The state of incorporation of NAI is Maryland; the state of organization of SPV and NAI EH is Delaware; and the state of organization of the General Trust is Massachusetts.

(d) Title and class of securities: Class A Common Stock, par value $0.001 per share.

(e) CUSIP No.: 92556H107.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a) Amount beneficially owned: See responses to Item 9 of each cover page.

(b) Percent of class: See responses to Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See responses to Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See responses to Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition: See responses to Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition: See responses to Item 8 of each cover page.

CUSIP No. 92556H107	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

NA ADMINISTRATION, LLC, CORPORATE TRUSTEE, SUMNER M. REDSTONE NATIONAL AMUSEMENTS PART B GENERAL TRUST

/s/ Tyler Korff
Name: Tyler Korff
Title: Director

NATIONAL AMUSEMENTS, INC.

/s/ Tad Jankowski
Name: Tad Jankowski
Title: Vice President

NAI ENTERTAINMENT HOLDINGS LLC

/s/ Tad Jankowski
Name: Tad Jankowski
Title: Vice President

SPV-NAIEH LLC

/s/ Tad Jankowski
Name: Tad Jankowski
Title: Vice President

CUSIP No. 92556H107	Schedule 13G	Page 8 of 8

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.